Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Earlychildhood LLC	California
Educational Products, Inc.	Texas
Marketing Logistics, Inc. d/b/a Early Childhood Manufacturers’ Direct (ECMD)	Minnesota
SmarterKids.com, Inc.	Delaware